[Evergreen Letterhead]






March 15, 2004


Board of Trustees
Evergreen Utilities and High Income Fund
200 Berkeley Street
Boston, MA  02116

Re:      Initial Capital Investment Evergreen Utilities and High Income Fund

Ladies and Gentlemen:

     Evergreen Utilities and High Income Fund (the "Trust") has been organized as a Delaware statutory trust. The Trustees of the Trust initially have designated one class of shares for the Trust, common shares of beneficially interest ("common shares"). We hereby agree to purchase common shares of the Trust to provide the initial capitalization of the Trust, upon the terms and conditions set forth below.

     We shall purchase 5,000 common shares of the Trust as a purchase price of $20.00 per share, for a total purchase price of $100,000.

     We hereby acknowledge that these shares are being purchased in a private placement transaction that is exempt from registration under the Securities Act of 1933, as amended (the "Securities Act") pursuant to Section 4(2) of the Securities Act. We represent that the Trust has made available to us all information necessary for us to make our investment decision. We further represent that (i) we are purchasing these shares solely for our own account and solely for investment purposes without any intent of distributing or reselling the shares, and (ii) any disposition of the shares will be made in accordance with the Securities Act, and the rules and regulations thereunder, including without limitation Rule 144.

Sincerely yours,


EVERGREEN FINANCING COMPANY, LLC.

By:      /s/ Michael H. Koonce
         ---------------------------
         Michael H. Koonce
         Secretary